UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, December 11, 2018

In November 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In November 2018, Avianca Holdings and its subsidiaries carried 2,584,551 passengers,

a 19.2% increase over the same period in 2017.

In November, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,584,551 passengers, a 19.2% increase compared to November 2017. Capacity, measured in ASKs (available seat kilometers), increased 26.7%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 21.8%. The load factor for the month was 82.1%, a decrease of 330 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In November, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,469,407 travelers, up 22.6% when compared to the same period of 2017. Capacity (ASKs) increased 29.0% while passenger traffic (RPKs) increased 22.5%. The load factor for the month was 83.6%, an decrease of 449 bps compared to the same month of 2017.

International markets

In November, the affiliated airlines of Avianca Holdings transported 1,115,144 passengers on international routes, up 15.1% when compared to the same period of 2017. Capacity (ASKs) increased 26.2%, while passenger traffic (RPKs) increased 22.5%. The load factor for the month was 81.7%, a decrease of 307 bps when compared to November 2017.

Operational Statistics	Nov-18	Nov-17	ΔYOY	YTD 2018	YTD 2017	ΔYoY

Avianca Holdings (Cons.)
PAX (K)[1]	2,585	2,168	19.2%	27,815	26,921	3.3%
ASK (mm)[2]	4,488	3,541	26.7%	47,845	44,093	8.5%
RPK (mm)[3]	3,682	3,023	21.8%	39,802	36,664	8.6%
Load Factor[4]	82.1%	85.4%	-3.3pp	83.2%	83.2%	0pp

Domestic Market
PAX (K)[1]	1,469	1,199	22.6%	15,880	15,441	2.8%
ASK (mm)[2]	797	617	29.0%	8,535	8,337	2.4%
RPK (mm)[3]	666	544	22.5%	7,135	6,899	3.4%
Load Factor[4]	83.6%	88.1%	-4.5pp	83.6%	82.8%	0.8pp

International Market
PAX (K)[1]	1,115	969	15.1%	11,935	11,480	4.0%
ASK (mm)[2]	3,691	2,924	26.2%	39,310	35,756	9.9%
RPK (mm)[3]	3,016	2,480	21.6%	32,666	29,765	9.7%
Load Factor[4]	81.7%	84.8%	-3.1pp	83.1%	83.2%	-0.1pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel